Your **Vote** Counts!

GE HEALTHCARE TECHNOLOGIES INC.

2026 Annual Meeting
Vote by May 6, 2026 11:59 PM ET. For shares held in a
Sun Life plan, vote by May 1, 2026 11:59 PM ET.

 GE HealthCare

GE HEALTHCARE TECHNOLOGIES INC.
500 W. MONROE STREET
CHICAGO, IL 60661



V86476-P45756

You invested in GE HEALTHCARE TECHNOLOGIES INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 7, 2026.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the proxy materials by requesting prior to April 23, 2026. If you would like to request a paper or email copy of the proxy materials or materials for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. There is no charge to you for requesting a copy. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

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Vote Virtually at the Meeting*

May 7, 2026
8:00 a.m. Central Time

Virtually at:
www.virtualshareholdermeeting.com/GEHC2026

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*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials at www.proxyvote.com or request a paper copy. We encourage you to access and review all of the important information contained in the proxy materials before voting. Please follow the instructions on the reverse side to vote on these important matters.

Voting Items	Board Recommends
1. Election of Directors	
Nominees:	
1a. Peter J. Arduini	✔ **For**
1b. H. Lawrence Culp, Jr.	✔ **For**
1c. Rodney F. Hochman	✔ **For**
1d. Catherine Lesjak	✔ **For**
1e. Kevin A. Lobo	✔ **For**
1f. Anne T. Madden	✔ **For**
1g. William J. Stromberg	✔ **For**
1h. Phoebe L. Yang	✔ **For**
2. Approval of our named executive officers' compensation in an advisory vote.	✔ **For**
3. Ratification of the appointment of Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2026.	✔ **For**

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

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